Exhibit 99.1

GDS Reports

Third Quarter 2025 Results

GDS Holdings Limited Reports Third Quarter 2025 Results

Shanghai, China, November 19, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Net revenue increased by 10.2% year-over-year (“Y-o-Y”) to RMB2,887.1 million (US$405.6 million) in the third quarter of 2025 (3Q2024: RMB2,619.6 million).

•	Net income was RMB728.6 million (US$102.4 million) in the third quarter of 2025 (3Q2024: net loss of RMB231.1 million).

•	Net income margin was 25.2% in the third quarter of 2025 (3Q2024: net loss margin of 8.8%).

•	Adjusted EBITDA (non-GAAP) increased by 11.4% Y-o-Y to RMB1,342.2 million (US$188.5 million) in the third quarter of 2025 (3Q2024: RMB1,204.9 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 46.5% in the third quarter of 2025 (3Q2024: 46.0%).

Third Quarter 2025 Operating Highlights

•	Total area committed and pre-committed increased by 4.8% Y-o-Y to 656,729 sqm as of September 30, 2025 (September 30, 2024: 626,783 sqm).

•	Area utilized increased by 10.9% Y-o-Y to 486,607 sqm as of September 30, 2025 (September 30, 2024: 438,654 sqm).

•	Area in service increased by 9.8% Y-o-Y to 653,762 sqm as of September 30, 2025 (September 30, 2024: 595,606 sqm)

•	Utilization rate (area utilized divided by area in service) was 74.4% as of September 30, 2025 (September 30, 2024: 73.6%).

“We delivered another quarter of solid financial and operational performance, driven by our disciplined strategic execution,” stated Mr. William Huang, Chairman and CEO of GDS. “In the third quarter of 2025, we continued to deliver our backlog and achieved a high level of move-in. We are strategically positioned to capture the accelerating demand from AI, which we view as a significant, long-term growth catalyst for our business.”

“In the third quarter of 2025, our revenue increased by 10.2% and adjusted EBITDA grew by 11.4% year-over-year, delivering an adjusted EBITDA margin of 46.5%,” added Mr. Dan Newman, Chief Financial Officer. “With enhanced financial flexibility to support our next phase of growth, we remain dedicated to delivering sustainable, long-term value for our stakeholders.”

Third Quarter 2025 Financial Results

Net revenue in the third quarter of 2025 was RMB2,887.1 million (US$405.6 million), a 10.2% increase over the same period last year of RMB2,619.6 million. The Y-o-Y increase was mainly due to continued ramp-up of our data centers.

Cost of revenue in the third quarter of 2025 was RMB2,247.9 million (US$315.8 million), a 9.0% increase over the same period last year of RMB2,062.0 million. The Y-o-Y increase was in line with the continued ramp-up of our data centers.

Gross profit was RMB639.2 million (US$89.8 million) in the third quarter of 2025, a 14.6% increase over the same period last year of RMB557.6 million.

Gross profit margin was 22.1% in the third quarter of 2025, compared with 21.3% in the same period last year. The Y-o-Y increase was mainly due to a lower level of operating costs as a percentage of net revenue as our data centers continue to ramp up.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,472.6 million (US$206.8 million) in the third quarter of 2025, a 11.3% increase over the same period last year of RMB1,323.0 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 51.0% in the third quarter of 2025, compared with 50.5% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash operating costs as a percentage of net revenue as our data centers continue to ramp up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB9.1 million (US$1.3 million), were RMB31.1 million (US$4.4 million) in the third quarter of 2025, a 24.2% increase over the same period last year of RMB25.1 million (excluding share-based compensation of RMB7.3 million). The Y-o-Y increase was mainly due to higher sales-related personnel costs.

General and administrative expenses, excluding share-based compensation expenses of RMB43.8 million (US$6.2 million), depreciation and amortization expenses of RMB59.9 million (US$8.4 million) and operating lease cost relating to prepaid land use rights of RMB15.5 million (US$2.2 million), were RMB109.2 million (US$15.3 million) in the third quarter of 2025, a 15.5% increase over the same period last year of RMB94.5 million (excluding share-based compensation expenses of RMB30.2 million, depreciation and amortization expenses of RMB70.6 million and operating lease cost relating to prepaid land use rights of RMB16.1 million). The Y-o-Y increase was mainly due to an increase in corporate expenses in line with business growth.

Research and development costs were RMB8.3 million (US$1.2 million) in the third quarter of 2025, compared with RMB8.6 million in the same period last year.

Net interest expenses for the third quarter of 2025 were RMB375.5 million (US$52.7 million), a 19.0% decrease over the same period last year of RMB463.3 million. The Y-o-Y decrease was mainly due to a lower level of total borrowings, lower interest rates and higher interest income earned on cash proceeds from our recent capital market transactions.

Foreign currency exchange loss for the third quarter of 2025 was RMB0.6 million (US$0.1 million), compared with foreign currency exchange gain of RMB0.6 million in the same period last year.

Others, net for the third quarter of 2025 was RMB16.1 million (US$2.3 million), compared with RMB5.0 million in the same period last year.

Gain on deconsolidation of subsidiaries for the third quarter of 2025 was RMB1,369.3 million (US$192.3 million), mainly arising from deconsolidation of the data center project companies which were sold to the C-REIT, compared to nil in the same period last year.

Income tax expenses for the third quarter of 2025 were RMB181.9 million (US$25.5 million), compared with income tax benefits of RMB0.3 million in the same period last year. The Y-o-Y increase was mainly due to the income tax expenses incurred for the C-REIT transaction.

Share of results of equity method investees for the third quarter of 2025 was a loss of RMB461.1 million (US$64.8 million), mainly arising from our investment in DayOne Data Centers Limited, compared with nil in the same period last year.

Net income in the third quarter of 2025 was RMB728.6 million (US$102.4 million), compared with net loss of RMB231.1 million in the same period last year. The Y-o-Y increase was mainly due to the gain on deconsolidation of subsidiaries arising from the C-REIT transaction.

Basic income per ordinary share in the third quarter of 2025 was RMB0.46 (US$0.06), compared with basic loss of RMB0.14 in the same period last year. Diluted income per ordinary share in the third quarter of 2025 was RMB0.40 (US$0.06), compared with diluted loss of RMB0.14 in the same period last year.

Basic income per American Depositary Share (“ADS”) in the third quarter of 2025 was RMB3.70 (US$0.52), compared with basic loss of RMB1.12 in the same period last year. Diluted income per ADS in the third quarter of 2025 was RMB3.21 (US$0.45), compared with diluted loss of RMB1.12 in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net income (loss) excluding income (loss) from discontinued operations, net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, share of results of equity method investees and gain on deconsolidation of subsidiaries. Adjusted EBITDA was RMB1,342.2 million (US$188.5 million) in the third quarter of 2025, a 11.4% increase over the same period last year of RMB1,204.9 million.

Adjusted EBITDA margin (non-GAAP) was 46.5% in the third quarter of 2025, compared with 46.0% in the same period last year. The Y-o-Y increase was mainly due to a lower level of cash operating costs and corporate expenses as a percentage of net revenue as our data centers continue to ramp up.

Liquidity

As of September 30, 2025, cash was RMB13,443.7 million (US$1,888.4 million).

Total short-term debt was RMB3,312.6 million (US$465.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,634.9 million (US$370.1 million) and the current portion of finance lease and other financing obligations of RMB677.7 million (US$95.2 million). Total long-term debt was RMB42,324.5 million (US$5,945.3 million), comprised of long-term borrowings (excluding current portion) of RMB22,916.8 million (US$3,219.1 million), the non-current portion of convertible bonds payable of RMB12,265.4 million (US$1,722.9 million) and the non-current portion of finance lease and other financing obligations of RMB7,142.2 million (US$1,003.3 million).

During the third quarter of 2025, the Company obtained new debt financing and refinancing facilities of RMB5,053.8 million (US$709.9 million).

Completion of C-REIT IPO and Listing on the Shanghai Stock Exchange

During the third quarter, the Company completed its China REIT (C-REIT) initial public offering (“IPO”). The C-REIT started trading on the Shanghai Stock Exchange on August 8, 2025 under fund code 508060. As of the close of business on November 18, 2025, the C-REIT was trading at a 45.8% premium to the IPO price, with an implied EV / EBITDA multiple of 24.6 times, and an implied dividend yield of 3.6 per cent.

On completion of the transaction, during the third quarter, GDS received cash consideration of RMB2,247.9 million (US$315.8 million) (net of transaction costs) as investment cash inflow. GDS also paid RMB480.0 million (US$67.4 million) for the subscription of 20% of the C-REIT as investment cash outflow.

Third Quarter 2025 Operating Results

Sales

Total area committed and pre-committed at the end of the third quarter of 2025 was 656,729 sqm, compared with 626,783 sqm at the end of the third quarter of 2024 and 663,959 sqm at the end of the second quarter of 2025, an increase of 4.8% Y-o-Y and a decrease of 1.1% quarter-over-quarter (“Q-o-Q”), respectively. In the third quarter of 2025, gross additional total area committed was 11,104 sqm. Net additional total area committed was negative 7,231 sqm. The difference was mainly due to a churn of 3,154 sqm and the deconsolidation of the underlying projects for the C-REIT transaction of 15,181 sqm.

Data Center Resources

Area in service at the end of the third quarter of 2025 was 653,762 sqm, compared with 595,606 sqm at the end of the third quarter of 2024 and 618,060 sqm at the end of the second quarter of 2025, an increase of 9.8% Y-o-Y and 5.8% Q-o-Q. The Q-o-Q increase of 35,701 sqm was due to data centers newly in service of 50,882 sqm, partially offset by the deconsolidation of the underlying projects for the C-REIT transaction of 15,181 sqm.

Area under construction at the end of the third quarter of 2025 was 72,764 sqm, compared with 120,422 sqm at the end of the third quarter of 2024 and 132,235 sqm at the end of the second quarter of 2025, a decrease of 39.6% Y-o-Y and 45.0% Q-o-Q, respectively. The Q-o-Q decrease was mainly due to data centers coming into service.

Commitment rate for area in service was 92.3% at the end of the third quarter of 2025, compared with 92.1% at the end of the third quarter of 2024 and 91.5% at the end of the second quarter of 2025. Pre-commitment rate for area under construction was 73.0% at the end of the third quarter of 2025, compared with 65.1% at the end of the third quarter of 2024 and 74.7% at the end of the second quarter of 2025.

Move-In

Area utilized at the end of the third quarter of 2025 was 486,607 sqm, compared with 438,654 sqm at the end of the third quarter of 2024 and 479,186 sqm at the end of the second quarter of 2025, an increase of 10.9% Y-o-Y and 1.5% Q-o-Q. In the third quarter of 2025, gross additional area utilized was 23,291 sqm. Net additional area utilized was 7,421 sqm. The difference was mainly due to churn of 1,254 sqm and the deconsolidation of the underlying projects for the C-REIT transaction of 14,616 sqm.

Utilization rate for area in service was 74.4% at the end of the third quarter of 2025, compared with 73.6% at the end of the third quarter of 2024 and 77.5% at the end of the second quarter of 2025. The Q-o-Q temporary decrease was mainly because of the data centers newly in service, including all of the underlying data centers for the 152MW hyperscale order we won in the first quarter of 2025.

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2025 of RMB11,290 – RMB11,590 million, Adjusted EBITDA of RMB5,190 – RMB5,390 million and the revised capex guidance of approximately RMB2,700 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on November 19, 2025 (9:00 p.m. Beijing Time on November 19, 2025) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register-conf.media-server.com/register/BIbc621387c7464640a6c8fbcb918b40bc

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance (primarily gain or loss on deconsolidation of subsidiaries and share of results of equity method investees), whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue. In addition, we exclude the income (loss) from discontinued operations from our Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance from continuing operations, which will be consistent with our future financial performance disclosure.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of income (loss) from discontinued operations, net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, impairment losses of long-lived assets, gain on deconsolidation of subsidiaries and share of results of equity method investees, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation, share of results of equity method investees and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in international markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS Holdings’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of GDS Holdings’ major equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business operations of its major equity investees, such as South East Asia; GDS Holdings’ ability to monetize its existing data center assets through transactions such as public REITs, ABS Schemes, data center funds, joint ventures, sale and lease-back arrangements and private asset sales; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2024	As of September 30, 2025
	RMB	RMB	US$
Assets
Current assets
Cash	7,867,659	13,443,679	1,888,422
Accounts receivable, net of allowance for credit losses	3,021,956	2,868,236	402,899
Value-added-tax (“VAT”) recoverable	240,506	254,113	35,695
Prepaid expenses and other current assets	482,950	694,722	97,587
Total current assets	11,613,071	17,260,750	2,424,603
Non-current assets
Long-term investments in equity investees	7,544,555	8,347,854	1,172,616
Property and equipment, net	40,204,133	39,331,378	5,524,846
Prepaid land use rights, net	21,774	16,238	2,281
Operating lease right-of-use assets	5,193,408	4,969,353	698,041
Goodwill and intangible assets, net	6,367,493	5,585,909	784,648
Other non-current assets	2,704,194	3,097,509	435,104
Total non-current assets	62,035,557	61,348,241	8,617,536
Total assets	73,648,628	78,608,991	11,042,139
Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	4,341,649	2,634,940	370,128
Convertible bonds payable, current	575	0	0
Accounts payable	2,593,305	1,915,211	269,028
Accrued expenses and other payables	1,389,072	1,543,903	216,870
Operating lease liabilities, current	117,345	96,517	13,558
Finance lease and other financing obligations, current	636,152	677,664	95,191
Total current liabilities	9,078,098	6,868,235	964,775
Non-current liabilities
Long-term borrowings, excluding current portion	21,905,985	22,916,849	3,219,111
Convertible bonds payable, non-current	8,576,583	12,265,441	1,722,916
Operating lease liabilities, non-current	1,279,726	1,230,810	172,891
Finance lease and other financing obligations, non-current	7,601,651	7,142,249	1,003,266
Other long-term liabilities	1,537,952	1,402,120	196,955
Total non-current liabilities	40,901,897	44,957,469	6,315,139
Total liabilities	49,979,995	51,825,704	7,279,914
Mezzanine equity
Redeemable preferred shares	1,080,656	1,068,045	150,027
Total mezzanine equity	1,080,656	1,068,045	150,027
GDS Holdings Limited shareholders’ equity
Ordinary shares	527	562	79
Additional paid-in capital	29,596,268	31,153,968	4,376,172
Accumulated other comprehensive loss	(1,094,377)	(928,168)	(130,379)
Accumulated deficit	(6,044,372)	(4,627,676)	(650,047)
Total GDS Holdings Limited shareholders’ equity	22,458,046	25,598,686	3,595,825
Non-controlling interests	129,931	116,556	16,373
Total equity	22,587,977	25,715,242	3,612,198
Total liabilities, mezzanine equity and equity	73,648,628	78,608,991	11,042,139

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,619,578	2,898,398	2,886,480	405,461	7,631,406	8,507,786	1,195,082
Equipment sales	0	1,890	646	91	0	2,786	391
Total net revenue	2,619,578	2,900,288	2,887,126	405,552	7,631,406	8,510,572	1,195,473
Cost of revenue	(2,061,995)	(2,211,362)	(2,247,889)	(315,759)	(5,986,894)	(6,537,584)	(918,329)
Gross profit	557,583	688,926	639,237	89,793	1,644,512	1,972,988	277,144
Operating expenses
Selling and marketing expenses	(32,356)	(33,977)	(40,232)	(5,651)	(85,869)	(106,973)	(15,026)
General and administrative expenses	(211,392)	(231,536)	(228,357)	(32,077)	(658,829)	(698,829)	(98,164)
Research and development expenses	(8,588)	(8,826)	(8,253)	(1,159)	(29,457)	(24,968)	(3,507)
Income from continuing operations	305,247	414,587	362,395	50,906	870,357	1,142,218	160,447
Other income (expenses):
Net interest expenses	(463,327)	(404,989)	(375,472)	(52,742)	(1,376,106)	(1,221,938)	(171,645)
Foreign currency exchange gain (loss), net	586	1,376	(644)	(90)	10,825	1,750	246
Others, net	5,001	9,245	16,068	2,257	19,330	34,998	4,916
Gain on deconsolidation of subsidiaries	0	0	1,369,304	192,345	0	2,426,349	340,827
(Loss) income from continuing operations before income taxes and share of results of equity method investees	(152,493)	20,219	1,371,651	192,676	(475,594)	2,383,377	334,791
Income tax benefits (expenses)	347	(64,858)	(181,875)	(25,548)	(121,909)	(446,434)	(62,710)
Share of results of equity method investees	0	(25,945)	(461,144)	(64,777)	0	(514,821)	(72,316)
Net (loss) income from continuing operations	(152,146)	(70,584)	728,632	102,351	(597,503)	1,422,122	199,765
Discontinued operations
Loss from operations of discontinued operations, net of income taxes	(78,963)	0	0	0	(210,305)	0	0
Gain on deconsolidation of subsidiaries	0	0	0	0	0	0	0
Loss from discontinued operations	(78,963)	0	0	0	(210,305)	0	0
Net (loss) income	(231,109)	(70,584)	728,632	102,351	(807,808)	1,422,122	199,765
Net (loss) income from continuing operations	(152,146)	(70,584)	728,632	102,351	(597,503)	1,422,122	199,765
Net income from continuing operations attributable to non-controlling interests	(1,755)	(1,716)	(2,657)	(373)	(4,941)	(5,426)	(762)
Net (loss) income from continuing operations attributable to GDS Holdings Limited shareholders	(153,901)	(72,300)	725,975	101,978	(602,444)	1,416,696	199,003
Loss from discontinued operations	(78,963)	0	0	0	(210,305)	0	0
Net loss from discontinued operations attributable to non-controlling interests	5,092	0	0	0	3,944	0	0
Net loss from discontinued operations attributable to redeemable non-controlling interests	35,432	0	0	0	44,897	0	0
Net loss from discontinued operations attributable to GDS Holdings Limited shareholders	(38,439)	0	0	0	(161,464)	0	0
Net (loss) income attributable to GDS Holdings Limited shareholders	(192,340)	(72,300)	725,975	101,978	(763,908)	1,416,696	199,003
Cumulative dividend on redeemable preferred shares	(13,618)	(13,621)	(13,663)	(1,919)	(40,553)	(40,739)	(5,723)
Net (loss) income available to GDS Holdings Limited ordinary shareholders	(205,958)	(85,921)	712,312	100,059	(804,461)	1,375,957	193,280
(Loss) income per ordinary share
Basic	(0.14)	(0.06)	0.46	0.06	(0.55)	0.91	0.13
Diluted	(0.14)	(0.06)	0.40	0.06	(0.55)	0.83	0.12
Weighted average number of ordinary share outstanding
Basic	1,476,130,132	1,500,872,881	1,541,705,225	1,541,705,225	1,472,056,703	1,509,155,484	1,509,155,484
Diluted	1,476,130,132	1,500,872,881	1,984,256,384	1,984,256,384	1,472,056,703	1,895,882,199	1,895,882,199

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(231,109)	(70,584)	728,632	102,351	(807,808)	1,422,122	199,765
Foreign currency translation adjustments, net of nil tax	538,739	30,947	71,156	9,995	466,380	118,537	16,651
Other comprehensive income (loss) from share of results of equity method investees	0	103,682	(52,070)	(7,314)	0	48,218	6,773
Comprehensive income (loss)	307,630	64,045	747,718	105,032	(341,428)	1,588,877	223,189
Comprehensive income attributable to non-controlling interests	(5,287)	(2,143)	(2,668)	(375)	(7,707)	(5,972)	(839)
Comprehensive income attributable to redeemable non-controlling interests	(107,365)	0	0	0	(101,817)	0	0
Comprehensive income (loss) attributable to GDS Holdings Limited shareholders	194,978	61,902	745,050	104,657	(450,952)	1,582,905	222,350

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine month ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(231,109)	(70,584)	728,632	102,351	(807,808)	1,422,122	199,765
Net loss from discontinued operations	78,963	0	0	0	210,305	0	0
Depreciation and amortization	803,535	856,615	860,931	120,934	2,377,108	2,574,065	361,577
Amortization of debt issuance cost and debt discount	33,467	22,169	16,227	2,279	92,434	70,200	9,861
Share-based compensation expense	61,194	61,202	74,703	10,493	213,522	197,882	27,795
Share of results of equity method investees	0	25,945	461,144	64,777	0	514,821	72,316
Gain on deconsolidation of subsidiaries	0	0	(1,369,304)	(192,345)	0	(2,426,349)	(340,827)
Others	(63,810)	(9,980)	5,989	841	(86,238)	4,181	587
Changes in operating assets and liabilities	(42,362)	(20,244)	(41,820)	(5,875)	(859,521)	24,775	3,480
Net cash provided by operating activities from continuing operations	639,878	865,123	736,502	103,455	1,139,802	2,381,697	334,554
Net cash provided by (used in) operating activities from discontinued operations	1,636	0	0	0	(130,743)	0	0
Net cash provided by operating activities	641,514	865,123	736,502	103,455	1,009,059	2,381,697	334,554
Purchase of property and equipment and land use rights	(788,123)	(1,264,798)	(1,421,828)	(199,723)	(2,584,002)	(3,695,954)	(519,167)
Receipts related to acquisitions and investments	0	900,272	1,715,146	240,926	1,098,023	2,255,333	316,804
Net cash (used in) provided by investing activities from continuing operations	(788,123)	(364,526)	293,318	41,203	(1,485,979)	(1,440,621)	(202,363)
Net cash used in investing activities from discontinued operations	(2,110,682)	0	0	0	(3,909,137)	0	0
Net cash (used in) provided by investing activities	(2,898,805)	(364,526)	293,318	41,203	(5,395,116)	(1,440,621)	(202,363)
Net cash (used in) provided by financing activities from continuing operations	(392,325)	5,144,746	(822,047)	(115,471)	786,742	4,597,731	645,839
Net cash provided by financing activities from discontinued operations	2,334,112	0	0	0	5,441,594	0	0
Net cash provided by (used in) financing activities	1,941,787	5,144,746	(822,047)	(115,471)	6,228,336	4,597,731	645,839
Effect of exchange rate changes on cash and restricted cash	(28,109)	(15,673)	(29,724)	(4,177)	(7,135)	(45,639)	(6,410)
Net (decrease) increase of cash and restricted cash	(343,613)	5,629,670	178,049	25,010	1,835,144	5,493,168	771,620
Cash and restricted cash at beginning of period	10,096,689	7,778,979	13,321,389	1,871,244	7,917,932	8,093,530	1,136,891
Reclassification as assets of disposal group classified as held for sale	0	(87,260)	87,260	12,257	0	0	0
Cash and restricted cash at end of period	9,753,076	13,321,389	13,586,698	1,908,511	9,753,076	13,586,698	1,908,511
Less: Cash and restricted cash of discontinued operations at end of period	(1,760,719)	0	0	0	(1,760,719)	0	0
Cash and restricted cash of continuing operations at end of period	7,992,357	13,321,389	13,586,698	1,908,511	7,992,357	13,586,698	1,908,511

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended							Nine months ended
	September 30, 2024		June 30, 2025		September 30, 2025			September 30, 2024		September 30, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Gross profit	557,583	21.3	688,926	23.8	639,237	89,793	22.1	1,644,512	21.5	1,972,988	277,144	23.2
Depreciation and amortization	731,630	27.9	793,632	27.3	800,517	112,448	27.7	2,160,575	28.3	2,384,886	335,003	27.9
Operating lease cost relating to prepaid land use rights	11,536	0.4	11,399	0.4	11,499	1,615	0.4	32,876	0.4	34,914	4,904	0.4
Accretion expenses for asset retirement costs	1,730	0.1	1,817	0.1	1,797	252	0.1	5,118	0.1	5,442	764	0.1
Share-based compensation expenses	20,549	0.8	13,728	0.4	19,505	2,740	0.7	74,400	1.0	39,249	5,513	0.5
Adjusted GP	1,323,028	50.5	1,509,502	52.0	1,472,555	206,848	51.0	3,917,481	51.3	4,437,479	623,328	52.1

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended							Nine months ended
	September 30, 2024		June 30, 2025		September 30, 2025			September 30, 2024		September 30, 2025
	RMB	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue	RMB	% of net revenue	RMB	US$	% of net revenue
Net (loss) income	(231,109)	(8.8)	(70,584)	(2.4)	728,632	102,351	25.2	(807,808)	(10.6)	1,422,122	199,765	16.7
Loss from discontinued operations	78,963	3.0	0	0.0	0	0	0.0	210,305	2.8	0	0	0.0
Net (loss) income from continuing operations	(152,146)	(5.8)	(70,584)	(2.4)	728,632	102,351	25.2	(597,503)	(7.8)	1,422,122	199,765	16.7
Net interest expenses	463,327	17.7	404,989	14.0	375,472	52,742	13.0	1,376,106	18.0	1,221,938	171,645	14.4
Income tax (benefits) expenses	(347)	0.0	64,858	2.2	181,875	25,548	6.3	121,909	1.6	446,434	62,710	5.2
Share of results of equity method investees	0	0.0	25,945	0.9	461,144	64,777	16.0	0	0.0	514,821	72,316	6.0
Gain on deconsolidation of subsidiaries	0	0.0	0	0.0	(1,369,304)	(192,345)	(47.4)	0	0.0	(2,426,349)	(340,827)	(28.5)
Depreciation and amortization	803,535	30.6	856,615	29.5	860,931	120,934	29.8	2,377,108	31.1	2,574,065	361,577	30.2
Operating lease cost relating to prepaid land use rights	27,602	1.1	26,951	0.9	26,949	3,786	0.9	82,517	1.1	81,484	11,446	1.0
Accretion expenses for asset retirement costs	1,730	0.1	1,817	0.1	1,797	252	0.1	5,118	0.1	5,442	764	0.1
Share-based compensation expenses	61,194	2.3	61,202	2.1	74,703	10,493	2.6	213,522	2.8	197,882	27,795	2.3
Adjusted EBITDA	1,204,895	46.0	1,371,793	47.3	1,342,199	188,538	46.5	3,578,777	46.9	4,037,839	567,191	47.4